FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2007

Omega Navigation Enterprises, Inc.

24 Kaningos Street
Piraeus 185 34 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Omega Navigation Enterprises, Inc. on February 13,  2007

EXHIBIT 1

Omega Navigation Announces Date for the Release of Fourth Quarter and Full Year 2006 Results, Conference Call and Webcast

Earnings Release:  Tuesday, February 20, 2007, After the Market Closes

Conference Call and Webcast:  Wednesday, February 21, 2007 at 10:00 A.M. EST

Piraeus, Greece, February 13, 2007 – Omega Navigation Enterprises, Inc. (NASDAQ:ONAV, SGX:ONAV50), a provider of global marine transportation services focusing  on product tankers, announced today that it will release its results for the fourth quarter and twelve month period ended December 31, 2006 after the close of the market in New York on Tuesday, February 20, 2007.

On Wednesday, February 21, 2007 at 10:00 A.M. EST the Company’s management will host a conference call to discuss the results  and discuss further details on its recent agreement to purchase two newbuilding Ice Class 1A Panamax Product tankers, the Omega Emmanuel and Omega Theodore, currently under construction at STX Shipbuilding in South Korea, which are scheduled for delivery on March 23 and April 26, 2007 respectively.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-866-819-7111 (from the US), 0800-953-0329 (from the UK) or + 44(0)1452-542-301 (from outside the US or the UK). Please quote “Omega”

A telephonic replay of the conference call will be available until February 28, 2007 by dialing 1-866-247-4222 (from the US), 0800-953-1533 (from the UK) or + 44(0)1452-550-000 (from outside the US or the UK). Access Code: 3663884 #

Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, that can be accessed through Omega Navigation’s website at www.omeganavigation.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Omega Navigation Enterprises, Inc.

Omega Navigation Enterprises, Inc. is an international provider of global marine transportation services through the ownership and operation of eight double hull product tankers. The current fleet includes 6 double hull product tankers with a carrying capacity of 366,358 dwt..   These six product tankers  are chartered out on 3 year period time charters. Furthermore, with the delivery of the recently announced acquisition of Omega Emmanuel and Omega Theodore, the Company will have eight product carriers with a combined cargo carrying capacity of 512,358 dwt.  The Company also has options to acquire two additional double hull Ice Class 1A Panamax product carriers currently under construction at STX Shipbuilding in South Korea which are expected to be available for delivery between August and September 2007.

The Company was incorporated in the Marshall Islands in February 2005. Its principal executive offices are located in Piraeus, Greece and it also maintains an office in the United States.

Omega Navigation’s Class A common shares are traded on the NASDAQ National Market under the symbol "ONAV" and are also listed on the Singapore Exchange Securities Trading Limited under the symbol “ONAV 50”.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company’s management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for product tanker and dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Company Contact:

Gregory A. McGrath

Chief Financial Officer

Omega Navigation Enterprises, Inc.

PO Box 272

Convent Station, NJ   07961

Tel. (551) 580-0532

E-mail: gmcgrath@omeganavigation.com

www.omeganavigation.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: nbornozis@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

(Registrant)

Dated:  February 13, 2007                   By:        /s Gregory A. McGrath

                                             ------------------------

Gregory A. McGrath
Chief Financial Officer